UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 17)1

The Steak n Shake Company
(Name of Issuer)

Common Stock, $.50 Par Value
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

Sardar Biglari
c/o The Lion Fund, L.P.
9311 San Pedro Avenue, Suite 1440
San Antonio, Texas 78216
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,086
	8	SHARED VOTING POWER 3,981
	9	SOLE DISPOSITIVE POWER 94,086
	10	SHARED DISPOSITIVE POWER 3,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,421
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 76,421
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,421
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 76,421
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Sizzlin Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,665
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,665
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,704
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,704
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Acquisitions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,704
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,704
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Mustang Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,981
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

This constitutes Amendment No. 17 (“Amendment No. 17”) to the Schedule 13D filed by the undersigned.  The purpose of this Amendment No. 17 is to amend and restate Schedule B annexed to Amendment No. 16, which contains information relating to the Shares beneficially owned by (i) each of the executive officers and directors of Western Sizzlin Corp. and (ii) the managing member of Mustang Capital Management, LLC.  Such amended and restated schedule is annexed hereto as Schedule B.

CUSIP NO. 857873-10-3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2010	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN ACQUISITIONS L.P.

By:	Western Investments Inc. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN INVESTMENTS INC.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

WESTERN SIZZLIN CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

CUSIP NO. 857873-10-3

MUSTANG CAPITAL PARTNERS I, LP

By:	Mustang Capital Advisors, LP Investment Manager and General Partner

By:	Mustang Capital Management, LLC General Partner

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

MUSTANG CAPITAL PARTNERS II, LP

By:	Mustang Capital Advisors, LP Investment Manager and General Partner

By:	Mustang Capital Management, LLC General Partner

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

MUSTANG CAPITAL ADVISORS, LP

By:	Mustang Capital Management, LLC General Partner

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

MUSTANG CAPITAL MANAGEMENT, LLC

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

CUSIP NO. 857873-10-3

WESTERN MUSTANG HOLDINGS LLC

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney-In-Fact for Philip L. Cooley

CUSIP NO. 857873-10-3

SCHEDULE B

Interest in Securities of the Issuer by the
Directors and Executive Officers of Western Sizzlin Corp.

NAME	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE	AGGREGATE COST
Sardar Biglari	See Item 5	See Item 5	See Item 3

Philip L. Cooley	See Item 5	See Item 5	See Item 3

Titus W. Greene	710	Less than 1%	N/A1

Jonathan Dash	18,9602 3	1.3%	$3,460,3224

Kenneth R. Cooper	35	Less than 1%	N/A1

Martin S. Fridson	0	0	N/A

Robyn B. Mabe	34	Less than 1%	N/A1

Interest in Securities of the Issuer by the
Managing Member of Mustang Capital Management, LLC

NAME	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE	AGGREGATE COST
John K. H. Linnartz	2,4003 5	Less than 1%	$249,8546

1 Shares acquired as a result of the Special Dividend.

2 Consists of 1,033 Shares owned directly by Jonathan Dash and 17,927 Shares held in client accounts managed by Dash Acquisitions LLC (“Dash Acquisitions”), a company providing investment advisory services, of which Jonathan Dash serves as President.  Jonathan Dash may be deemed to beneficially own the Shares held in the client accounts managed by Dash Acquisitions by virtue of his investment discretion over such Shares.  The Shares held in the client accounts were acquired with the funds of clients of Dash Acquisitions.  The clients of Dash Acquisitions have the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held in the client accounts.

3 Shares are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

4 Of the 1,033 Shares owned directly by Jonathan Dash, 350 Shares were acquired with Jonathan Dash’s personal funds, for an aggregate purchase price of approximately $73,815, and 683 Shares were received pursuant to the Special Dividend. Of the 17,927 Shares held in client accounts managed by Dash Acquisitions, 13,260 Shares were acquired with the funds of clients of Dash Acquisitions, for an aggregate purchase price of approximately $3,386,507, and 4,667 Shares were received pursuant to the Special Dividend.

5 Consists of 2,000 Shares owned directly by John K. H. Linnartz and 400 Shares owned directly by Mr. Linnartz’s spouse that Mr. Linnartz may be deemed to beneficially own.  John K. H. Linnartz’s spouse has the right to receive, and the power to direct the receipt of, dividends from and proceeds from the sale of, such Shares owned directly by her.

6 Of the 2,000 Shares owned directly by John K. H. Linnartz, 458 Shares were acquired with Mr. Linnartz’s personal funds, for an aggregate purchase price of approximately $133,372, and 1,542 Shares were received pursuant to the Special Dividend.  The 400 Shares owned directly by Mr. Linnartz’s spouse were acquired with her personal funds for an aggregate purchase price of approximately $116,483.